Exhibit (d12)

Execution copy

AMENDMENT

to

MONEY MANAGER AGREEMENT

and SCHEDULE I

THIS AMENDMENT is entered into as of September 16, 2015, between Hosking Partners LLP (the “Manager”) and TIFF Investment Program (“TIP”) for its TIFF Multi-Asset Fund (the “Fund”).

RECITALS

WHEREAS, the Manager and the Fund are parties to that certain Money Manager Agreement dated as of April 30, 2015 (the “Agreement”) pursuant to which the Manager serves as an investment adviser to the Fund; and

WHEREAS, pursuant to Section 11 of the Agreement, the parties hereto desire to amend and restate Schedule I to the Agreement to update the fee schedule; and

WHEREAS, the Manager represents that there will be no change in (a) the nature, quality or extent of services to be provided by the Manager; (b) the investment advisory or other services provided to the Fund; or (c) the personnel providing such services as a result of this amendment.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.	Amendment.

(a)	Section 9(h) is hereby added to the Agreement as set forth herein:

“TIP represents that all of the Fund’s current shareholders are “qualified clients,” in accordance with Rule 205-3 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and all of the Fund’s shareholders will be “qualified clients” for so long as the Manager performs services under the Agreement pursuant to a fee schedule not meeting the requirements of Section 205(b) of the Advisers Act.”

(b)	Schedule I to the Agreement is hereby deleted in its entirety and replaced with the Amended and Restated Schedule I attached hereto.

2.	Miscellaneous.

(a)	This Amendment shall be effective as of August 1, 2015.
(b)	Except as amended hereby, the Agreement shall remain in full force and effect.
(c)	All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.
(d)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Hosking Amendment Page 2

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer, as the case may be, as of the date and year first above written.

On behalf of Fund by		On behalf of
TIFF INVESTMENT PROGRAM		Hosking Partners LLP

By:	/s/ Kelly Lundstrom	By:	/s/ Simon Hooper

Name:	Kelly Lundstrom	Name:	Simon Hooper

Title:	Vice President	Title:	Partner

Hosking Amendment Page 3

Schedule I

to the

Money Manager Agreement

Dated as of August 1, 2015

Between

Hosking Partners LLP (the “Manager”)

and

TIFF Investment Program, for its TIFF Multi-Asset Fund (the “Fund”)

With effect from August 1, 2015 (the “Amendment Date”), as compensation for the services performed and the facilities and personnel provided by the Manager for TIFF Multi-Asset Fund pursuant to this Agreement, the Fund will pay the Manager a fee as set forth below.

The Fund will pay the Manager (i) an asset based fee (the “Investment Management Fee”) plus (ii) a performance based fee (the “Performance Fee”), each as described below.

The Investment Management Fee payable in respect of the period prior to the Amendment Date shall be determined in accordance with Schedule I to the Agreement in force prior to the Amendment Date.

Where a Performance Fee is calculated in respect of a Calculation Period which starts before the Amendment Date, the portion of that Performance Fee attributable to the period prior to the Amendment Date shall be calculated on a pro rata basis using the formulae and conditions set out in Schedule I of the Agreement in force prior to the Amendment Date.

All capitalized terms used but not defined in this Schedule I shall have the meanings ascribed to them in the Agreement unless otherwise defined herein.

1	Definitions related to Fee Calculations

Average Net Assets: The net asset value of the Managed Assets shall initially be equal to the value of such assets placed with the Manager as of the close of the Fund’s business on the Effective Date, computed as described in the Funds’ Registration Statement, and shall thereafter be adjusted to reflect the daily change in the value of the Managed Assets and cash flows, if any, including withdrawals from or additions to the Managed Assets by the Fund and payment of the following expenses due in respect of the preceding months or Calculation Periods (as the case may be): the Investment Management Fee, the Performance Fee, and custodian transaction charges. Average Net Assets of the Managed Assets means the average of the daily net asset values of the Managed Assets for the applicable period. Where there are multiple Holdings, the Average Net Assets of a Holding shall be determined by multiplying the Average Net Assets of the Managed Assets by the applicable Holding Ratio.

Hosking Amendment Page 4

Calculation Date: The date which is (i) the last day of the calendar month in which the anniversary of the Effective Date for the relevant Holding occurs and (ii) if earlier, the date on which the Fund withdraws all or part of a Holding (exclusive of withdrawals made to pay custodian transaction charges and the fees payable hereunder).

Calculation Period: In relation to a Calculation Date during the Transitional Period, the Calculation Period is the period starting on the Effective Date of the Holding and ending on that Calculation Date. In relation to a Calculation Date during the Post-Transitional Period for the Holding, (i) the period of 60 months ending on the Calculation Date of the Holding or (ii) in relation to a Calculation Date arising on a withdrawal of a Holding, the period that starts on the day on which the next regularly occurring Calculation Period would have started (i.e. assuming no withdrawal) and ends on the date of the withdrawal, resulting in a Calculation Period of up to but not more than 60 months.

Effective Date: The Effective Date is (i) in relation to the first Holding, the day on which the Managed Assets are first placed with the Manager except that for purposes of the Performance Fee, the Effective Date shall be May 7, 2015, and (ii) in relation to each other Holding, the date on which the relevant addition is made to the Managed Assets or such later date as TIP and the Manager may agree.

Excess Return: Excess Return is the arithmetic difference between:

(i)	the annualized performance of a Holding during the applicable Calculation Period, calculated geometrically, and
(ii)	the annualized performance of the Performance Benchmark during the same Calculation Period, expressed as a percent to the nearest two decimal places and calculated geometrically.

Fee Rate:

0.275% per annum on all Managed Assets

Holding: The first tranche of Managed Assets placed with the Manager by the Fund and each subsequent addition to the Managed Assets shall be a separate Holding, unless TIP and the Manager agree otherwise, in which case such additional assets will be added to the latest Holding. Each Holding will have its own Effective Date and separate Performance Fees will be calculated in respect of each Holding.

Holding Ratio: In relation to each Holding, the Holding Ratio is the value of the Holding divided by the value of the Managed Assets as at the date when an addition or withdrawal is made or when a Performance Fee is paid. Where the Manager and TIP agree to treat an addition as part of the latest Holding, each Holding Ratio shall be recalculated accordingly (e.g. the value of the latest Holding plus the addition divided by the value of the Managed Assets as at the date when the addition is made).

Hosking Amendment Page 5

Performance Benchmark means the benchmark comprising 50% of the return of the Morgan Stanley Capital International (MSCI) All Countries World Index, Net Dividends Reinvested as published by MSCI (Bloomberg Ticker: M1WD or its successor) plus 50% of the return of Morgan Stanley Capital International (MSCI) All Countries World Index, Gross Dividends Reinvested as published by MSCI (Bloomberg Ticker: M2WD or its successor).

Post-Transitional Period: The Post-Transitional Period for a Holding shall commence on the first day of the month that immediately follows the last day of the Transitional Period.

Transitional Period: The Transitional Period for a Holding shall commence on the Effective Date of such Holding and shall end on the last day of the calendar month in which a full 60 months of performance for such Holding has been achieved.

2	Calculation of the Investment Management Fee

The Fund will pay the Manager an asset-based fee calculated monthly as of the last day of the calendar month by applying the Fee Rate to the Average Net Assets of each Holding for the month to which the fee relates and summing the results.

The Investment Management Fee will be paid within 30 days of the end of the month to which the fee relates and will be pro-rated for any period that is less than a full calendar month.

3	Calculation and Payment of Performance Fee

For each Calculation Period and upon a withdrawal of all or part of a Holding, the Performance Fee shall be the higher of zero and the amount determined using the applicable formula set forth below.

The Performance Fee shall be payable annually in arrears at the end of the month following the month in which the relevant Calculation Date occurs. The Performance Fee shall be paid from the Holding to which the fee relates, except for (i) those fees payable upon a complete withdrawal of a Holding or if the value of the Holding is less than the Performance Fee payable, in which case the fee shall be applied to the remaining Holding(s) on a first-in-first-out basis and (ii) those fees payable subsequent to a complete withdrawal of the Managed Assets.

3.1	Performance Fee—Transitional Period:

During the Transitional Period for a Holding, the Performance Fee for such Holding shall be calculated using the following formula:

Period 1 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which the first anniversary of the Effective Date occurs): (2/5 x [n/365 x (Period 1 Excess Return x 18% x Period 1 Average Net Assets of the relevant Holding)]), where n is equal to the number of days in the Calculation Period.

Hosking Amendment Page 6

Period 2 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which the second anniversary of the Effective Date occurs): (2/5 x [n/365 x (Period 2 Excess Return x 18% x Period 2 Average Net Assets of the relevant Holding)]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

Period 3 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which the third anniversary of the Effective Date occurs): (3/5 x [n/365 x (Period 3 Excess Return x 18% x Period 3 Average Net Assets of the relevant Holding)]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

Period 4 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which the fourth anniversary of the Effective Date occurs): (4/5 x [n/365 x (Period 4 Excess Return x 18% x Period 4 Average Net Assets of the relevant Holding)]) – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

Period 5 (commences on the Effective Date of such Holding and ends on the last day of the calendar month in which the fifth anniversary of the Effective Date occurs): [n/365 x (Period 5 Excess Return x 18% x Period 5 Average Net Assets of the relevant Holding)] – Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

3.2	Performance Fee—Post-Transitional Period:

For each Calculation Period following the Transitional Period, the Performance Fee of a Holding shall be calculated using the following formula: Excess Return for the relevant Calculation Period (the 60 month period just ended) x 18% x Average Net Assets of the relevant Holding for the Calculation Period.

3.3	Performance Fee—On Complete and Partial Withdrawal of a Holding

A Performance Fee will also be calculated on a withdrawal of all or part of a Holding and shall become payable at the end of the month following the month in which such withdrawal occurred. Where the Fund has multiple Holdings, a partial withdrawal of Managed Assets shall be applied to the Holdings on a first-in-first-out basis.

3.3.1	Complete or Partial Withdrawal during the Transition Period

A Performance Fee will be calculated for each Holding which is withdrawn during the Transition Period using the following formula:

[n/365 x (Excess Return for the relevant Calculation Period x 18% x Average Net Assets of the Holding for the relevant Calculation Period)] - Performance Fees paid to-date on that Holding, where n is equal to the number of days in the Calculation Period.

Hosking Amendment Page 7

Where a withdrawal is allocated to only part of a Holding (on the first-in-first-out basis), the Performance Fee for that Holding shall be pro-rated according to the proportion of the Holding withdrawn.

3.3.2	Complete or Partial Withdrawal following the Transition Period

A Performance Fee will be calculated for each Holding which is withdrawn following the Transition Period using the following formula: [n/365 x (Excess Return for the relevant Calculation Period x 18% x Average Net Assets of the Holding for the relevant Calculation Period)] – any Performance Fees paid during the Calculation Period on that Holding, where n is equal to the number of days in the Calculation Period.

Where a withdrawal is allocated to only part of a Holding (on the first-in-first-out basis), the Performance Fee for that Holding shall be pro-rated according to the proportion of the Holding withdrawn.